UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GBS ENTERPRISES INCORPORATED
(Name of Issuer)

Common Stock, $0.01 per share
(Title of Class of Securities)

None
(CUSIP Number)

Ronald R. Durban
c/o Lotus Holdings Limited
Suite 31 Don House
31-38 Main Street
Gilbratar
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.[  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Lotus Holdings, Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	5,077,250

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	5,077,250

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,077,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share, of GBS Enterprises Incorporated (OTCBB: GBSX), a Nevada corporation (the “Issuer”), with executive offices located at 302 North Brooke Drive, Canton GA 30014.

Item 2. Identity and Background.

(a)	Name: This statement is filed by Lotus Holdings Limited

(b)	Business Address: Lotus Holdings Limited, Suite 31 Don House, 31-38 Main Street, Gilbratar

(c)	Employment Information: N/A

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Lotus Holdings Limited was formed in 2010.

Item 3. Source and Amount of Funds or Other Consideration

          Assets of Lotus Holdings Ltd. See Item 6 below which is incorporated herein.

Item 4. Purpose of Transaction

          There are no plans or proposals known to the Reporting Persons which relate to or would result in:

          (a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e)      Any material change in the present capitalization or dividend policy of the Issuer;

          (f)      Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

          (h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

          (i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

As of the Date of Event reflected on the cover page of this Schedule 13D, Lotus Holdings Limited beneficially owned 5,077,250 shares of common stock of the Issuer, representing approximately 33.9% of the issued and outstanding shares of common stock of the Issuer.

(b)

Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	5,077,250

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	5,077,250

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days:

None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities (See Item 4 above).

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously reported by the Issuer on a Form 8-K filed on April 26, 2010 and as amended on May 7, 2010 and July 12, 2010, on April 26, 2010, the Issuer entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Lotus Holdings Limited (“Lotus”) pursuant to which the Company issued an aggregate of 2,265,240 shares of SWAV’s common stock to Lotus in consideration for 100% of certain assets of the Lotus.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2010	LOTUS HOLDINGS LIMITED

/s/ RONALD R. DURBAN
Ronald R. Durban
Authorized Representative *

*Ronald R. Durban is the Authorized Representative of Lotus Holdings Limited and disclaims beneficial ownership of the shares held by Lotus Holdings Limited